UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

                                                                                                                                                                                SEC File Number: 333-138251

                                                                                                                                                                                CUSIP Number:

(Check one): [   ] Form 10-K  [   ] Form 20-F  [   ] Form 11-K  [X] Form 10-Q  [  ] Form 10-D  [   ] Form N-SAR  [   ] Form N-CSR

For Period Ended: March 31, 2012

[   ]  Transition Report on Form 10-K

[   ] Transition Report on Form 20-F

[   ]  Transition Report on Form 11-K

[   ]  Transition Report on Form 10-Q

[   ]  Transition Report on Form N-SAR

For the Transition Period Ended: __________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Medytox Solutions, Inc.

Full Name of Registrant

Casino Players, Inc.

Former Name if Applicable

400 South Australian Avenue, Suite 800

Address of Principal Executive Office (Street and Number)

West Palm Beach, Fl 33401

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a)           The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]          (b)           The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)           The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant cannot file its quarterly report on Form 10-Q for the quarter ended March 31, 2012 within the prescribed time period because of delays in completing the preparation of its financial statements and management's discussion and analysis in light of the Registrant’s limited financial resources, personnel  and accounting expertise available for this purpose.

PART IV -- OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification.

                William G. Forhan                                                                    561                                                    855-1621

                (Name)                                                                               (Area Code)                                  (Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                                                                                                                                                [ X] Yes   [   ] No

                                                                                                                                _______________________________________________

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                                                                                                                                                [X] Yes   [   ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                The Registrant expects a significant increase in revenues (to approximately $1,240,000), expenses (to approximately $1,940,000) and net loss (to approximately ($1,312,000)) in the quarter ended March 31, 2012 as compared to the quarter ended March  31, 2011 for the reasons discussed in the Registrant's Annual Report on Form 10-K for the year ended December 31, 2011, namely due to the installation of a new business model during the third quarter of 2011.

MEDYTOX SOLUTIONS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2012                                                                                           By:         /s/ William G. Forhan

                                                                                                                                                William G. Forhan

                                                                                                                                                Chief Executive Officer and Chairman